UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Opera Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68373M107(1)
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares of the Issuer

CUSIP NO.:     68373M107

(1)	NAME OF REPORTING PERSONS

Kunlun Tech Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong
(5) SOLE VOTING POWER

96,000,000
NUMBER OF	(6) SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	96,000,000
(8) SHARED DISPOSITIVE POWER

0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

43.6%*
(12)	TYPE OF REPORTING PERSON

OO

* Calculation is based upon 220,119,343 ordinary shares outstanding of Opera Limited (the “Issuer”) as of the date of this filing.

CUSIP NO.:     68373M107

(1)	NAME OF REPORTING PERSONS

Beijing Kunlun Tech Co., Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
(5) SOLE VOTING POWER

96,000,000
NUMBER OF	(6) SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	96,000,000
(8) SHARED DISPOSITIVE POWER

0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

43.6%*
(12)	TYPE OF REPORTING PERSON

OO

* Calculation is based upon 220,119,343 ordinary shares outstanding of the Issuer as of the date of this filing.

CUSIP NO.:     68373M107

(1)	NAME OF REPORTING PERSONS

Keeneyes Future Holding Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
(5) SOLE VOTING POWER

39,000,000
NUMBER OF	(6) SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	39,000,000
(8) SHARED DISPOSITIVE POWER

0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.7%*
(12)	TYPE OF REPORTING PERSON

CO

* Calculation is based upon 220,119,343 ordinary shares outstanding of the Issuer as of the date of this filing.

CUSIP NO.:     68373M107

(1)	NAME OF REPORTING PERSONS

Yahui Zhou
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
(5) SOLE VOTING POWER

135,000,000
NUMBER OF	(6) SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	135,000,000
(8) SHARED DISPOSITIVE POWER

0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

61.3%*
(12)	TYPE OF REPORTING PERSON

IN

* Calculation is based upon 220,119,343 ordinary shares outstanding of the Issuer as of the date of this filing.

Item 1(a).	Name of Issuer:

Opera Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Gjerdrums vei 19, 0484 Oslo, Norway

Item 2(a).	Name of Person Filing:

1.	Kunlun Tech Limited, a limited liability company incorporated in Hong Kong (“Kunlun Tech”), directly holds 96,000,000 ordinary shares of the Issuer.

2.	Beijing Kunlun Tech Co., Ltd., a company incorporated in the People’s Republic of China (“Beijing Kunlun Tech”), holds 100% of the equity interest of Kunlun Tech.

3.	Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands (“Keeneyes Future”), directly holds 39,000,000 ordinary shares of the Issuer.

4.

Yahui Zhou, the chairman of the board and chief executive officer of the Issuer, beneficially owns 135,000,000 ordinary shares of the Issuer through (i) 96,000,000 ordinary shares held by Kunlun Tech, which is wholly owned by Beijing Kunlun Tech, a company in which Yahui Zhou holds 25.9% of the equity interest and serves as the chairman of the board of directors and (ii) 39,000,000 ordinary shares held by Keeneyes Future, which is wholly owned by Yahui Zhou.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Kunlun Tech:

Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong

For Beijing Kunlun Tech:

46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China

For Keeneyes Future:

P.O. Box 2075, George Town, Grand Cayman, KY1-1105, Cayman Islands

For Yahui Zhou:

10/F, 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China

Item 2(c).	Citizenship or Place of Organization:

See Item 2(a).

Item 2(d).	Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.0001 per share

Item 2(e).	CUSIP Number:

68373M107 (American depositary shares of the Issuer)

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the ordinary shares of the Issuer by each of the reporting persons as of the date of this filing:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Kunlun Tech	96,000,000(2)	43.6%	96,000,000	0	96,000,000	0
Beijing Kunlun Tech	96,000,000(2)	43.6%	96,000,000	0	96,000,000	0
Keeneyes Future	39,000,000(3)	17.7%	39,000,000	0	39,000,000	0
Yahui Zhou	135,000,000(4)	61.3%	135,000,000	0	135,000,000	0

(1) As a percentage of 220,119,343 ordinary shares of the Issuer as of the date of this filing.

(2) Represents 96,000,000 ordinary shares of the Issuer directly held by Kunlun Tech, which is wholly owned by Beijing Kunlun Tech.

(3) Represents 39,000,000 ordinary shares of the Issuer directly held by Keeneyes Future, which is wholly owned by Yahui Zhou.

(4) Represents (i) 96,000,000 ordinary shares directly held by Kunlun Tech, which is wholly owned by Beijing Kunlun Tech, in which Yahui Zhou is the beneficial owner of 33.8% of the equity interest, and (ii) 39,000,000 ordinary shares held by Keeneyes Future, which is wholly owned by Mr. Zhou. Mr. Zhou beneficially owns 33.8% of the equity interest of Beijing Kunlun Tech and serves as its chairman of the board of directors. Mr. Zhou directly holds 16.4% of the equity interest of Beijing Kunlun Tech and indirectly holds 17.4% through Xinyu Yingrui Century Software R&D Center L.P., a limited partnership established in the People’s Republic of China (“Xinyu Yingrui”), which is co-owned by Mr. Zhou and his ex-wife. Mr. Zhou, holds 54.8% of the equity interest of Xinyu Yingrui and, as the general partner, has sole decision making authority in terms of how the partnership exercises its ownership rights in Beijing Kunlun Tech.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Kunlun Tech Limited

By:	/s/ Yahui Zhou
Name:	Yahui Zhou
Title:	Director

Beijing Kunlun Tech Co., Ltd.

By:	/s/ Yahui Zhou
Name:	Yahui Zhou
Title:	Chairman

Keeneyes Future Holding Inc.

By:	/s/ Yahui Zhou
Name:	Yahui Zhou
Title:	Director

Yahui Zhou

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement